February 26, 2019

Luther King Capital Management Corporation

301 Commerce Street

Suite 1600

Fort Worth, Texas 76102

Dear Ladies and Gentlemen:

LKCM Funds, a Delaware statutory trust (“Trust”), offers multiple series and classes of shares of beneficial interest for sale to the public. Each series and class has unique fees and expenses. Each series and their respective classes are listed in Attachment A.

As investment adviser to the Trust, Luther King Capital Management Corporation (“LKCM”) agrees to waive its fees and/or reimburse expenses of a series or class to the extent that a series or class’ annual operating expenses for its fiscal year exceed the limitations (“Expense Limitations”) set forth in Attachment A. These Expense Limitations will be in effect for a 12-month period coinciding with the effectiveness of each applicable series’ prospectus (“Expense Limitation Period”). For purposes of this Agreement, annual operating expenses shall not include interest, taxes, brokerage commissions, indirect fees and expenses related to investments in other investment companies, including money market funds, and extraordinary expenses.

This agreement may be terminated or changed by the Trust’s Board of Trustees without the approval of Trust shareholders. LKCM agrees that it shall look only to the assets of an applicable series or class for performance of this agreement and for any claims for payment. No other series, class, the Trust or its trustees, officers, employees, agents or shareholders shall be personally liable for performance by a series or class under this agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this agreement shall be in writing signed by the parties hereto.

Very truly yours,

LKCM FUNDS

By:	/s/ Jacob D. Smith
Jacob D. Smith, Chief Financial Officer and Chief Compliance Officer

Agreed and Accepted:

LUTHER KING CAPITAL MANAGEMENT CORPORATION

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

ATTACHMENT A

Expense Limitation

(as a percentage of average daily net assets)

Fund	Expense Limitation	Expense Limitation Period Ends
LKCM Small Cap Equity Fund	1.00%	May 1, 2020
LKCM Small-Mid Cap Equity Fund	1.00%	May 1, 2020
LKCM Equity Fund	0.80%	May 1, 2020
LKCM Balanced Fund	0.80%	May 1, 2020
LKCM Fixed Income Fund	0.50%	May 1, 2020
LKCM Aquinas Catholic Equity Fund	1.00%	May 1, 2020
LKCM International Equity Fund	1.00%	May 1, 2020